UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             THE RAYMOND CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $1.50
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   754688-10-9
                  ---------------------------------------------
                                 (CUSIP Number)


                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                February 17, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D

CUSIP No.    754688-10-9                               Page   2   of   7   Pages
         -------------------                               -------  ------

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1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person     Joseph F. Mazzella
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2   Check the Appropriate Box if a Member of a Group*                 (a) [ ]
                                                                      (b) [X]
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3   SEC Use Only

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4   Source of Funds*       PF

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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)
                                                                          [ ]
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6   Citizenship or Place of Organization    United States

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                     7     Sole Voting Power         2500

  Number of          -----------------------------------------------------------
  Shares             8     Shared Voting Power       0
  Beneficially
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power    2500
  Reporting
  Person With        -----------------------------------------------------------
                     10    Shared Dispositive Power    0

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11  Aggregate Amount Beneficially Owned by Each Reporting Person       2500

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   [ ]

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13  Percent of Class Represented by Amount in Row (11)        .02%

--------------------------------------------------------------------------------
14  Type of Reporting Person*       IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                  SCHEDULE 13D

CUSIP No.    754688-10-9                               Page   3   of   7   Pages
         -------------------                               -------  ------

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1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person     Jonathan G. Guss
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds*       PF

--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization    United States

--------------------------------------------------------------------------------
                     7     Sole Voting Power         7,000

  Number of          -----------------------------------------------------------
  Shares             8     Shared Voting Power       0
  Beneficially
  Owned by           -----------------------------------------------------------
  Each               9     Sole Dispositive Power    7,000
  Reporting
  Person With        -----------------------------------------------------------
                     10    Shared Dispositive Power    0

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        .06%

--------------------------------------------------------------------------------
14  Type of Reporting Person*       PF

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



 CUSIP NO.      754688-10-9                              Page    4    of   7
           ---------------------                              -------    ------

Item 1.  Security and Issuer

         Securities acquired:  Common Stock, par value $1.50 ("Common Stock")

         Issuer:  The Raymond Corporation

         Principal Executive Offices:       South Canal Street
                                            Greene, New York 13778

Item 2.  Identity and Background

         This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A. Information about each of the Reporting Persons, their business addresses and their principal occupations, is as set forth below:

         (i) Joseph F. Mazzella is an individual with a business address of 101 Federal Street, Boston, Massachusetts 02110. Mr. Mazzella is a partner in the firm of Lane Altman & Owens LLP, a law firm in Boston, Massachusetts.

         (ii) Jonathan G. Guss is an individual with a business address of Active Management Group, 47 Conrad Drive, Jackson, Tennessee 38305. Mr. Guss is President of Active Management Group, Inc., a firm that provides turnaround management services and which has a business address of 1418 So.
                  5th Street, Tacoma, Washington 98405.

         Each of the Reporting Persons is a citizen of the United States. No events have occurred with respect to any of the Reporting Persons which would be required to be reported under the provisions of parts (d) or (e) of this Item 2.


Item 3.  Source and Amount of Funds

         Each of the Reporting Persons used personal funds to purchase Common Stock of the Issuer. The amount of funds used by each of the Reporting Persons to purchase Common Stock of the Issuer was as follows: Joseph F. Mazzella, $53,437.50 (including $21,750 of funds in a retirement account for the benefit of Mr. Mazzella); Jonathan G. Guss, $150,500.


Item 4.  Purpose of the Transaction

         Each of the Reporting Persons have indicated to Bedford Falls Investors, L.P., a Delaware limited partnership ("Bedford") and affiliate of Metropolitan Capital Advisors, Inc. ("Metropolitan Capital") a willingness to serve as nominee for election as a director of the Issuer. Metropolitan Capital has announced its intention to undertake changes in the Issuer's Board of Directors with the intent of causing the Issuer to take steps to fully explore a sale or merger of the Company. By virtue of its affiliation with Bedford, and as a result of having entered into voting agreements with certain persons holding Common stock of the Issuer, Metropolitan Capital may be deemed to be the beneficial owner of 2,572,684 shares (24.27%) of Common Stock of the Issuer, not including the shares reported herein as owned by Messrs. Guss and Mazzella. It is the understanding among the Reporting Persons, Bedford and Metropolitan Capital that each will vote the shares of Common Stock beneficially owned by them in support of Nominees of Metropolitan Capital. Metropolitan Capital is a reporting person on a Schedule 13D filed on February 18, 1997.

CUSIP NO.      754688-10-9                                Page    5    of   7
          ---------------------                                -------    ------


Item 5.  Interest in Securities of the Issuer

         Joseph F. Mazzella is the beneficial owner of 2500 shares of Common Stock (including 1,000 shares held by a retirement account of which Mr. Mazzella is a beneficiary) purchased on February 14, 1997, for a price of $21.750 per share.

         Jonathan G. Guss is the beneficial owner of 7,000 shares of Common Stock purchased on February 14, 1997, for a price of 21.500 per share.


Item 6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer

         The Reporting Persons, by virtue of their consent given to Metropolitan Capital to serve as candidates for election to the Issuer's Board of Directors, and thereby to act together to influence control over the Issuer, may be considered to have formed a "group" for purposes of Section 13(d) under the Securities and Exchange Act of 1934, and the rules thereunder. Other than as described herein, the existence of a group is disclaimed by the Reporting Persons.

         Metropolitan Capital and affiliates have agreed to indemnify each of the Reporting Persons against all expenses, costs and other liabilities which may arise as a result of their serving as candidates for election as directors of the Issuer.


Item 7.  Material to be Filed as Exhibits

         Exhibit A.        Agreement of Joint Filing






CUSIP NO.      754688-10-9                              Page    6    of   7
          ---------------------                              -------   --------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                                    /s/ Joseph F. Mazzella
                                                    --------------------------
                                                        Joseph F. Mazzella

Dated as of:  February 26, 1997






CUSIP NO.      754688-10-9                              Page    7    of    7
          ---------------------                              -------   --------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                                    /s/ Jonathan G. Guss
                                                    --------------------------
                                                        Jonathan G. Guss

Dated as of: February 26, 1997







                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING
                             THE RAYMOND CORPORATION
                          COMMON STOCK PAR VALUE $1.50


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the join filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 26th day of February, 1997.


         /s/ Joseph F. Mazzella          /s/ Jonathan G. Guss
         ----------------------          --------------------
             Joseph F. Mazzella              Jonathan G. Guss